CÜR MEDIA, INC.
2217 New London Turnpike
South Glastonbury, CT 06073
Tel.: (860) 430-1520

March 10, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel Assistant Director

Re:	CÜR Media, Inc. Form 8-K Filed February 3, 2014 File No. 33-183760

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Form 8-K of CÜR Media, Inc. (the “Company”), filed February 3, 2014, by letter dated February 28, 2014, addressed to Thomas Brophy, Chief Executive Officer of the Company. As discussed with Mr. Brandon Hill, of the Commission’s Staff, the Company hereby requests additional time to prepare its response. The Company anticipates that its response will be filed on or before March 31, 2014.

Please do not hesitate to contact me at (860) 430-1520 with any questions or further comments.

Sincerely yours,

CÜR Media, Inc.

/s/ Thomas Brophy

Thomas Brophy Chief Executive Officer